FOIA Confidential Treatment Request by Autoliv, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83).

This letter requests confidential treatment of the bracketed portions of this letter (designated by “[***]”).

January 30, 2025

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Andrew Blume and Kevin Woody

Re:	Autoliv, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2023

Form 8-K furnished July 19, 2024 and October 18, 2024

File No. 001-12933

Dear Mr. Blume and Mr. Woody:

We hereby respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in the Staff’s letter of comments dated December 19, 2024 (the “Comment Letter”), to the above referenced filings of Autoliv, Inc. (the “Company”). The Company has filed, via EDGAR, this letter (tagged Correspondence).

The Company has the following responses to the Staff’s comments in the Comment Letter. For your convenience, we have reproduced in italics below each comment from the Comment Letter with the response following. We have also numbered each of the Staff’s comments and referenced those numbers in the responses to assist the Staff in its review.

Pursuant to 17 C.F.R. § 200.83 (“Rule 83”), the Company requests confidential treatment for portions of its responses to Staff comment 1. Specifically, the Company requests that portions of its responses to Staff comment 1 that have been redacted from the version of this letter filed via the Commission’s EDGAR system and marked by bracketed asterisks “[***]” be maintained in confidence, not be made part of any public record and not be disclosed to any person, including in response to any request under the Freedom of Information Act, 5 U.S.C. § 552 (“FOIA”), as such response contains confidential information. An unredacted version of this letter is being provided to the Commission under separate cover along with the request for confidential treatment under Rule 83.

Form 10-K for the Fiscal year Ended December 31, 2023

Notes to the Consolidated Financial Statements

1. Basis of Presentation

Segment Reporting, page 60

Question 1:

We note your response to prior comment 5 and have the following comments:

•

Please provide a more detailed description, with supporting examples, of the roles and responsibilities of the Division Presidents, and compare and contrast those roles with that of the EVP of Operations and the CEO. (1)

FOIA Confidential Treatment Requested by Autoliv, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83). This letter requests confidential treatment of the bracketed portions of this letter (designated by “[***]”)

United States Securities and Exchange Commission

•

In addition to the consolidated information for the Company, you describe three “other perspectives” of financial information in the EMT Financial Report, including Division financial performance information. You indicate the three other perspectives are not the primary tool used by the CODM in evaluating and deciding upon significant operating or strategic decisions and that it is helpful in understanding the efficiency of manufacturing operations within a geographic region. You also indicate that the financial or other impact on specific geographic regions may help inform resource allocation decisions. Please expand on your discussion of how this information is used, with supporting examples, including the following:

•	why financial performance information for Divisions is prepared and provided to the CODM; (2)(a)

•	what information comprises the Division financial performance information, and whether actual results are compared against forecast; (2)(b)

•	why the Division financial information includes costs that are allocated from the Global and Corporate Functions; (2)(c)

•	how it is used by the CODM, and why such use does not represent regular review by the CODM for the allocation of resources and assessment of performance at the Division level; (2)(d) and

•	how financial information for the Divisions is used by individuals that report to the CODM, such as the Division Presidents and EVP of Operations. (2)(e)

•

At the top of page 14 of your response, you indicate that the CEO meets with direct reports of a specific team at least monthly and reviews actual financial results for the Company by region at those meetings. Please describe the regional information reviewed by the CODM and what is discussed. (3)

•

You indicate that none of the Division forecasts are individually approved by the CFO and are only included in the consolidated forecast for final approval by the CEO. Please tell us what “included in the consolidated forecast” means, including whether the individual forecasts are provided to the CODM as part of the consolidated forecast and whether the CODM reviews them in approving the consolidated budget. (4)

•

You indicate that Divisions execute on the strategic plans given to them by the CEO. We also note your discussion of the Company’s forecasts. Please tell us what items a Division President is responsible for in the forecast of their Division. Please further tell us whether Division Presidents are responsible for operating within their respective forecast and what approvals are necessary, if any, if a Division Presidents wants or expects to exceed forecasted expenses or expenditures. (5)

FOIA Confidential Treatment Requested by Autoliv, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83). This letter requests confidential treatment of the bracketed portions of this letter (designated by “[***]”)

United States Securities and Exchange Commission

RESPONSE

Executive Summary

As described in the Company’s initial response and further described below, the Company has determined that it has one operating segment. The CEO regularly reviews the consolidated financial information of the Company and makes decisions on how to allocate resources and assesses the performance of the Company based on such information.

The Company has an EVP, Operations as well as Division Presidents, but the CEO is the only person that has the authority to make decisions to allocate resources and therefore is the Chief Operating Decision Maker (CODM). Although each Division President’s title includes a geographic designation (e.g., President of Americas), the responsibilities of a Division President are primarily limited to overseeing the manufacturing operations within a Division (or geographic area) and do not include responsibility for many of the activities that occur within a designated geographic area or region. For example, RD&E activities are managed globally even though different projects occur in different geographic regions.

A Division President is also not responsible for all of the profit or loss that occurs within their geographic region. For example, sales decisions, product engineering and raw material sourcing decisions are all made at the global level using the consolidated financial information. This is why the financial measures that affect their compensation are based on global results and not divisional results (except for the President, Autoliv Europe who has a one-time, short-term incentive award tied to certain results of Division Europe that will not continue in 2025 as noted in the Company’s initial response).

The purpose of the disclosure of segment information is, as stated in ASC 280-10-10-1:

to provide information about the different types of business activities in which a public entity engages and the different economic environments in which it operates to help users of financial statements do all of the following:

a.	Better understand the public entity’s performance,

b.	Better assess its prospects for future net cash flows and

c.	Make more informed judgments about the public entity as a whole.

Disaggregated information of the Company by geography does not further this understanding because:

i.

Responsibility for negotiating sales contracts, including pricing, [***]. Geographic revenue therefore is not useful to the CODM in assessing performance nor would it provide users with additional information about the Company’s performance, cash flow prospects or the Company’s consolidated operations.

ii.	[***]. Again, such information is not useful to the CODM in assessing performance and would not assist users in understanding the Company’s performance or prospects for future cash flows.

FOIA Confidential Treatment Requested by Autoliv, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83). This letter requests confidential treatment of the bracketed portions of this letter (designated by “[***]”)

United States Securities and Exchange Commission

iii.

[***]. The CODM does not use the geographic financial results in evaluating whether these costs are being managed well. [***]. Again, the geographic information would therefore not assist users in understanding the Company’s results or prospects.

While the Division financial information is available to the CODM, it does not present the entire or complete picture of a geographic region. Many costs are allocated on a global basis—partly through transfer pricing for tax purposes—rather than being specifically tied to a specific region. Additionally, many of the inputs are determined on a global scale. These allocations vary from year to year based on the results of the Company. The change in these allocations, without any other change in the business operations, makes the consistency and comparability of the financial information difficult from period to period which reduces the usefulness of this information on making resource allocations. Additionally, given the CODM makes most of the decisions on a global basis, the Division financial information is not useful (i.e., cannot be used) for allocating resources given those decisions are not based on specific regions. Therefore, the Division financial information is not regularly reviewed by the CODM, as contemplated by ASC 280-10-50-1b, to make decisions regarding the allocation of resources or assess performance and is inconsistent with how the CODM manages the business.

I.	The roles and responsibilities of the EVP, Operations, the CEO and the Division Presidents are different and only the CEO has the authority to make decisions to allocate resources. (1) (5)

Below is a detailed description of the roles and responsibilities of the CEO, EVP, Operations and Division President.

CEO

The CEO is the most senior executive officer in the organization. The CEO is supported by the Executive Management Team (EMT) and, more broadly, his other direct reports, to implement and execute on the strategic and operating decisions made by him. [***]. The CEO is the Company’s CODM.

EVP, Operations

The EVP, Operations reports to the CEO and leads the global Operations organization, which itself is responsible for the Autoliv industrial set-up (footprint), Autoliv Production System (APS), and overseeing the Company’s global product lines and global manufacturing engineering. This officer is responsible for executing on the strategic decisions made by the CEO that involve manufacturing, the product lines and facilities. The EVP, Operations has individuals within the various geographic regions that report to him. The current EVP, [***].

The EVP, Operations is responsible for overseeing the Company’s global operations and manufacturing functions. This includes developing and ensuring an efficient process for producing and delivering the Company’s products in a way that maximizes value while minimizing costs, time and waste. These efforts are carried out in close collaboration with the Division Presidents to optimize the Company’s industrial operations.

[***].

FOIA Confidential Treatment Requested by Autoliv, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83). This letter requests confidential treatment of the bracketed portions of this letter (designated by “[***]”)

United States Securities and Exchange Commission

Division President

The Company has four Division Presidents, each serving as the general manager of manufacturing operations for their respective geographic region. They oversee the combined roles and responsibilities of plant managers within the countries in their region. The vast majority of the Company’s headcount is in direct manufacturing. This requires a level of management to manage these personnel. However, primary decision-making authority resides not within the geographic regions but within the EMT. The authority of a Division President is limited with respect to overall business decisions within a geographic region. The primary role of the Division President is to successfully oversee the day-to-day manufacturing operational performance of their region [***] to execute on the strategic plans as ultimately determined by the CEO. [***]. This structure is why the Division Presidents’ (except for the one-time, short-term incentive award tied to certain results of Division Europe that will not continue in 2025 as noted in the Company’s initial response) compensation is not affected directly by divisional financial results, while it is affected directly by global financial results. [***].

[***].

Comparison and Supporting Examples of Each of the Roles of CEO, EVP, Operations and Division President

A key strategy for the Company is to achieve and maintain cost competitiveness by continuously implementing productivity improvement programs, optimizing its production footprint, and undertaking restructuring and capacity alignment initiatives, along with other measures to manage its cost structure. The CEO, EVP, Operations and Division Presidents are all responsible for ensuring the operational efficiency of the Company, but they do so at different levels and to a different extent. The CEO focuses on the global strategy and long-term direction of the Company, the EVP, Operations is focused on managing operational efficiency on a global basis and ensuring the implementation of the Company’s processes and procedures across the group, and the Division Presidents are focused on overseeing the day-to-day operations of the facilities within their region. The CEO, the EVP, Operations and Divisions Presidents have different roles when carrying out the Company’s operational initiatives.

[***] This decision was part of the Company’s 1P1P strategy that focuses on product and process standardization and reducing cost and complexity on a global basis. [***].

II.

The Division Presidents do not have autonomy in a geographic region and are not responsible for all activities that take place within a geographic region. They are primarily responsible for the efficiency of the manufacturing operations of the Company within a particular region. (1), (5)

The primary role of the Division President is to execute on the strategic plans as ultimately determined by the CEO and oversee the manufacturing operations in their region. [***]. The Division Presidents oversee the plant managers and help to ensure efficient manufacturing operations in the short-term. [***]

As noted above, the Division Presidents do not have autonomy to operate without oversight from the CEO or the input from the Global Functions or Corporate Functions and do not manage or oversee the overall profitability of the products sold or manufactured in their respective region. Most of the activities that impact revenue, costs and profitability that occur within a specific region are outside of the control of the Division President. [***]

FOIA Confidential Treatment Requested by Autoliv, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83). This letter requests confidential treatment of the bracketed portions of this letter (designated by “[***]”)

United States Securities and Exchange Commission

Because of the limited responsibility of the Division Presidents, the Company does not believe a Division President could be a “segment manager” as that term is discussed in ASC 280-10-50-7 through 50-9.

III.	Division financial information and forecasts are not suitable for use by the CODM to make resource allocation decisions. (2)(a), (2)(b), (2)(c), (2)(e), (4), (5)

Why is Division Financial Information Prepared and How is it Used? (2)(a), (2)(b), (2)(c), (2)(e)

The Company tracks the financial results of the Company from various dimensions. [***] The Company prepares certain Division financial information as part of the preparation of the Company’s consolidated information for the group. As part of its internal controls, the Divisions review the financial reporting that is reported up to the consolidated level to identify any significant deviations in financial reporting items compared to previous periods and ensure correct accounting treatment on a GAAP basis.

[***]

Additionally, because of the matrix organization [***]…[B]ut the allocation is not done to facilitate resource allocation by the CODM or evaluation of the performance of geographic regions. [***].

The Division Presidents are accountable for improving operational efficiency in their region measured on a short-term basis [***].

[***]

The Company does not believe the Division financial information provides the CEO with a full picture of the global organization that is available when reviewing the consolidated results. Thus, the CEO cannot use the Division financial information to make decisions because decisions are not made on a geographic basis. If he did, then he would be making decisions based on incomplete information. The only way the Division financial information would be useful to the CEO is if it was aggregated with the other Divisions (i.e., on a consolidated basis).

As noted above, the Company’s CODM makes resource allocation decisions on a Company-wide basis. Autoliv has developed a 1P1P strategy that focuses on product and process standardization and reducing cost and complexity. The 1P1P strategy, combined [***]. For all of these reasons, the Division financial information is not used by the CODM to make resource allocation decisions because decisions are not made on a geographic basis.

The Company believes that given the Company’s organizational structure, global operations, including its global customers and 1P1P strategy, and the way in which the CODM manages the business, that the disclosure provided of the Company’s one reportable segment helps investors understand the Company’s performance, assess its prospects for future cash flows, and ultimately make more informed judgments about the Company as a whole.

FOIA Confidential Treatment Requested by Autoliv, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83). This letter requests confidential treatment of the bracketed portions of this letter (designated by “[***]”)

United States Securities and Exchange Commission

Division Forecasts (2)(b), (2)(e), (4), (5)

As noted in the Company’s initial response, each quarter, a new Division forecast is prepared from the bottom up by various Global and Corporate Functions with input from the Division Presidents and then consolidated into the global consolidated forecast. The consolidation of forecasts is an automated part of the Company’s forecasting IT system as the various inputs, including the individual divisions are included. The CEO then reviews and approves the global consolidated forecast. The CEO does not review the Division forecasts.

The development of the Division forecasts reflects the Company’s matrix organization and involves inputs from across the organization. [***]. The Divisions and Global and Corporate Functions add RD&E and SG&A cost for their respective areas. This highlights another reason why the Division Presidents are only focused on certain items within the Division financial information as a significant portion of the inputs are outside of their area of responsibility.

After the individual forecasts are prepared and approved by each of the Global Functions, Corporate Functions and Divisions for certain discrete items, these forecasts are consolidated by the financial system and then reviewed and analyzed by the Group Finance Function and the EVP, Finance and Chief Financial Officer (CFO). The individual forecasts are reviewed at a high-level with the CFO and the heads of each of the Global Functions, not including the CEO, Corporate Functions and Divisions.

As noted above, the CEO does not participate in these forecast review meetings. The information in the appendix of the EMT Financial Package does include certain Division forecast information and comparisons to actual results but is not reviewed at the EMT meetings. A portion of [***] is spent comparing the actual results to the Division forecasts, mainly for internal control purposes. As explained further below, any discussions regarding the financial results or forecasts for the Division are only for internal control purposes and not for the purpose of advancing or making any resource allocation decisions.

Additionally, none of the individual forecasts are individually approved by the CEO. The consolidated forecast given to the CEO for approval does not have any Division specific information or breakout of information.

[***]. Division Presidents do not have autonomy within the region without direction from the CEO or one of the Global or Corporate Functions.

[***]

IV.

The Company prepares financial information on customers and product lines in addition to the Division financial information; however, none of this information is sufficient for the CODM to make decisions and allocate resources. (2)(a), (2)(b), (2)(c), (2)(d), (2)(e), (3)

In addition to the Division financial information, financial information is prepared for (i) customer sales and profitability and (ii) product lines’ financial performance because of the global nature of the Company’s business, including its global customers and similar products (seat belts and airbags (which include steering wheels)) that are manufactured across the globe and 1P1P strategy.

The financial information for customer sales and profitability informs the CEO of potential areas of focus. As the majority of the Company’s customers sell products globally, the CEO may make certain sales decisions that are in the best interests of the Company on a consolidated basis even if it negatively impacts a certain region.

[***]

FOIA Confidential Treatment Requested by Autoliv, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83). This letter requests confidential treatment of the bracketed portions of this letter (designated by “[***]”)

United States Securities and Exchange Commission

Therefore, although the CEO has access to the Division financial information as well as the information on customers and product lines, such information is not regularly reviewed or used by the CODM to allocate resources or assess performance. This information does not provide the CEO with the necessary insight to make resource allocation decisions, which typically involve pricing, sales, sourcing and product development. These factors impact the Company on a global scale rather than being tied to a s a specific geographic region.

V. The Monthly EMT Meetings [***] do not place significant focus on Division performance or Division financial information. (3)

Monthly EMT Meetings

As described in the Company’s initial response, the CODM receives and discusses financial information on a consolidated, group wide basis in the EMT Financial Report, which is provided on a monthly basis. While Division financial information is included in the EMT Financial Report, it is not the focus of the meetings nor is it generally discussed in detail. The EMT meetings are focused on discussing the consolidated information of the Company [***].

[***]. Thus, when operations and performance is reviewed, discrete Division financial information is not reviewed.

[***]

VI.

The financial information in the periodic reporting packages is only one factor in determining whether there are multiple segments and the Company has determined that such information is not regularly reviewed by the CODM for the allocation of resources and assessment of performance at the Division level. (2)(d)

Historically, the SEC staff has placed emphasis on the financial information included in the reporting package reviewed by the CODM, with the presumption that if information is included in the reporting package provided to the CODM, it must be used by the CODM to assess performance and allocate resources. However, a company must assess how that financial information is being used by the CODM to make key operating decisions, and the SEC staff has stated that inclusion of information in a reporting package should not be the only factor considered in the analysis. (See speech made by Dan Murdock, SEC Deputy Chief Accountant, Office of the Chief Accountant, at the 2014 AICPA National Conference on Current SEC and PCAOB Developments and speech made by Courtney D. Sachtleben, SEC Professional Accounting Fellow, Office of the Chief Accountant, at the 2015 AICPA National Conference on Current SEC and PCAOB Developments.)

While the Division financial information is included in some financial packages provided to and reviewed by the CODM, the Company has considered how this information is being used by the CODM in making key operating decisions, allocating resources and assessing performance.

FOIA Confidential Treatment Requested by Autoliv, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83). This letter requests confidential treatment of the bracketed portions of this letter (designated by “[***]”)

United States Securities and Exchange Commission

As noted above, it is only the Company’s consolidated financial information that provides the CODM with the information he needs to make key operating and resource allocation decisions as sales, sourcing and supply chain, quality, and R&D decisions are all handled by the Global and Corporate Functions. The CODM reviews the consolidated results of the Company to assess the overall consolidated business performance.

[***] the Company’s goal to optimize its overall cost structure on a global basis, including its 1P1P strategy, [***]. For all of these reasons, the Division financial information is not used to make resource allocation decisions. For example, the Company recently announced an initiative to reduce indirect headcount [***]. The CEO concluded, based on consolidated information, that the Company needed to reduce headcount on a global basis. This headcount reduction was allocated globally by the CEO not by geography or Division but rather by function.

Therefore, although the Division financial information is available, the Company has determined that it is not used by the CODM in making key operating and resource allocation decisions because such decisions are not made based on geographic regions.

Forms 8-K Furnished July 19, 2024 and October 18, 2024

Exhibit 99.1 Press Release of Autoliv, Inc. dated July 19, 2024, page 1

Question 2:

We note your response to prior comment 9 and that you present non-GAAP trade working capital in both your Form 8-K earnings releases and Forms 10-K and 10-Q periodic reports. Please explain to us in further detail how you determined trade working capital solely represents a performance measure as opposed to a liquidity measure or a combined performance and liquidity measure. We note your reconciliation of the measure to working capital, a standard measure of a company’s liquidity, your presentation and discussion of the measure within the liquidity and capital resources sections of your periodic reports, and your disclosures that management focuses on the measure due to “the need to optimize cash generation.”

The Company respectfully acknowledges the Staff’s comment. With respect to the inclusion of trade working capital in the Company’s Forms 10-K and 10-Q periodic reports, the Company believes non-GAAP trade working capital represents a performance measure because it indicates the Company’s operational efficiency, which is an indicator of the Company’s performance. Operational efficiency impacts the Company’s ability to return cash to shareholders either through dividends or through its share repurchase program. The Staff only cited part of the Company’s disclosure on the reason for tracking trade working capital. The disclosure reads in full “Due to the need to optimize cash generation to create value for shareholders (emphasis added).” Creating or returning value to shareholders is often used by the Company (and in the market) to indicate the returns directly given to shareholders, including in the form of dividends and/or share repurchases. Operationally derived trade working capital is an indication of the Company’s performance – is the Company capable of returning value to shareholders through dividends or share repurchases. Trade working capital is adjusted to exclude items that do not directly support our day-to-day business operations. This measure helps investors understand the efficiency of the Company’ operational capital management. Optimizing cash generation to create value for shareholders allows the Company to pay dividends or conduct share repurchases. Additionally, investors will often analyze the dividend payout ratio, which is calculated as earnings per share (a GAAP performance measure) divided by the dividends per share declared for the applicable period. The Company has other non-GAAP liquidity measures that it uses to track liquidity (e.g., free operating cash flow and cash conversion).

However, in future Forms 10-K and 10-Q periodic reports, the Company will not include trade working capital as a non-GAAP financial metric.

FOIA Confidential Treatment Requested by Autoliv, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83). This letter requests confidential treatment of the bracketed portions of this letter (designated by “[***]”)

United States Securities and Exchange Commission

Exhibit 99.1 Press Release of Autoliv, Inc. dated October 18, 2024

Reconciliation of U.S. GAAP to Non-U.S. GAAP Measures, page 16

Question 3:

In future earnings releases, please fully reconcile each non-GAAP measure presented pursuant to Item 10(e)(1)(i)(B) of Regulation S-K. In doing so, ensure that you separately identify and quantify each non-GAAP adjustment for each period presented. For example, we note that you have not provided this information for all items in the “Adjustments” columns of pages 19 and 20 that date back to 2019.

The Company respectfully acknowledges the Staff’s comment and confirms it will in future filings for each period presented in the multi-year summary table separately reconcile and present each of the non-GAAP adjustment items in the multi-year summary table, which date back five years. However, not all items in the “Adjustments” columns of pages 19 and 20 are included as a non-GAAP measure in the multi-year summary. For example, the “Adjustment” items “Income before taxes,” “Net income attributable to controlling interest,” “Return on capital employed”, “Return on total equity” and “Earnings per share – diluted” are not presented as non-GAAP items in the multi-year summary, and therefore these items will only be reconciled for the periods these non-GAAP adjustments have been presented.

***

Sincerely,

/s/ Fredrik Westin
Fredrik Westin
Chief Financial Officer

Cc:	Anthony Nellis, Executive Vice President, Legal Affairs, General Counsel & Secretary, Autoliv, Inc.

Dave Brown, Alston & Bird LLP